

Mail Stop 3561

February 20, 2009

Mark B. Dunkerley
Chief Executive Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

> **Re: Hawaiian Holdings, Inc.**
> **File Number: 001-31443**
> **Form 10-K for the fiscal year ended December 31, 2007**

Dear Mr. Dunkerley:

We have reviewed your responses to our comments and have the following additional comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Schedule 14A

1. We note your response to prior comment 1. Please expand your justification for the belief that performance targets may be omitted due to the risk of competitive harm. In your revised analysis, tell us specifically how disclosure of the quantitative performance targets would enable competitors and suppliers to deconstruct the company's financial condition and/or business strategy and gain

competitive advantage. In so doing, please address the following related questions:

- Tell us how a competitor could determine the company's future plans, including short-term and long-term priorities, from the disclosure in the proxy statement of performance targets for a past fiscal year;

- Explain why a past year's targets would necessarily be predictive of the company's strategic plans in future years given that the compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets;

- Tell us if (and how) a competitor could determine the strategic weight the company puts on each route or region from the company's disclosure of the targets;

- Explain how a competitor's comparison of the targets against actual performance would enable it to draw a specific conclusion with respect to the company's strategy and projected performance. For instance,

    - Might there be multiple variables that may have affected actual performance that are unrelated to the specific targets or the company's strategy for a past fiscal year?

    - How would a competitor be able to differentiate among, and isolate the impact of, potential variables, in order to project the company's future financial performance or otherwise glean useful information from the difference between actual performance and targeted performance?;

- Explain in greater detail how disclosure of performance targets could be expected to give suppliers "an unreasonable upper hand in negotiations or bargaining."

In responding to the above questions, we encourage you to provide illustrative examples to clearly demonstrate how the performance targets for a past fiscal year could be used by your competitors and suppliers to derive specific current and future pricing and strategy information that could competitively harm the company.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor